Exhibit 99.3

Medigus Ltd.

Operating and Financial Review as of September 30, 2015, and for the Three and Nine Months then Ended

The information contained in this section should be read in conjunction with (1) our unaudited condensed consolidated interim financial statements as of September 30, 2015, and for the nine months and three months then ended and related notes included in this report and (2) our audited consolidated financial statements and related notes for the year ended December 31, 2014, which appears in Medigus Ltd.’s Form 20-F filed with the Securities and Exchange Commission on May 7, 2015, and the other information contained in such Form 20-F.  Factors that could cause our actual results in the future to differ from our expectations or projections include the risks and uncertainties relating to our business described in our Form 20-F filed with the Securities and Exchange Commission on May 7, 2015 under the heading “Risk Factors.”

Revenues for the three month ended September 30, 2015, were NIS 0.9 million, an increase of NIS 0.6 million, or 245%, compared to NIS 0.3 million for the three months ended September 30, 2014. The increase was primarily due to a development services provided to National Aeronautics and Space Administration (NASA) in the amount of approximately NIS 460 thousand and increase in the quantity of goods sold. Revenues for the nine month ended September 30, 2015, were NIS 1.5 million, a decrease of NIS 0.4 million, or 19%, compared to NIS 1.9 million for the nine months ended September 30, 2014. The decrease was primarily due to the fact that in the prior year the Company recorded revenues of approximately NIS 0.4 million from the termination of an agreement with a customer (see note 12b to our financial statements for the year ended December 31, 2014).

Research and development expenses for the three months ended September 30, 2015, were NIS 4.0 million, an increase of NIS 0.7 million, or 19%, compared to NIS 3.3 million for the three months ended September 30, 2014. The increase was primarily due to the increase in the acquisition of materials by the Company and services rendered to the Company for trainings and registry activities. Research and development expenses for the nine months ended September 30, 2015, were NIS 11.8 million, an increase of NIS 1.3 million, or 13%, compared to NIS 10.5 million for the nine months ended September 30, 2014. The increase was primarily due to the increase in the acquisition of materials by the Company and services rendered to the Company for trainings and registry activities and the recruitment of additional human resources during 2015.

Sales and marketing expenses for the three months ended September 30, 2015, were NIS 2.8 million, an increase of NIS 1.3 million, or 78%, compares to NIS 1.5 million for the three months ended September 30, 2014. The increase resulted primarily from the Company’s preparations towards the marketing of its products, which is reflected, inter alia, by investment in advertising, and recruitment of additional human resources, mainly in the US. . Sales and marketing expenses for the nine months ended September 30, 2015, were NIS 7.5 million, an increase of NIS 1.3 million, or 22%, compared to NIS 6.2 million for the nine months ended September 30, 2014. The reason for the increase is similar to the one discussed above in the three-month comparison.

General and administrative expenses for the three months ended September 30, 2015, were NIS 2.7 million, an increase of NIS 0.6 million, or 33%, compared to NIS 2.1 million for the three months ended September 30, 2014. The increase was primarily due to the increase in salary cost due to recruitment of additional human resources and increase of professional services expenses. General and administrative expenses for the nine months ended September 30, 2015, were NIS 7.4 million, an increase of NIS 2.0 million, or 36%, compared to NIS 5.4 million for the nine months ended September 30, 2014. The increase was primarily due to the increase in salary cost due to recruitment of additional human resources and professional services expenses and due to expenses which were incurred by the Company with respect to, and as a result of actions performed in connection with the listing of our American depository shares evidenced by American depository receipts for trade on the NASDAQ.

Other income, net, for the nine months period ended September 30, 2015, were NIS 0.01 million, compared to NIS 0.9 million for the nine months ended September 30, 2014. Other income, net, in the corresponding period last year included income in the amount of approximately NIS 0.9 million in respect of the termination of an agreement with a customer (see note 12b to our financial statements for the year ended December 31, 2014).

Net non-operating income amounted to NIS 0.8 million for the three months ended September 30, 2015, a change of NIS 0.1 million, compared to net non-operating income of NIS 0.7 million for the three months ended September 30, 2014. Non-operating income for both periods primarily relates to fair-value adjustments of liabilities on account of the warrants issued to investors. These fair-value adjustments were highly influenced by the Company’s share price at each period end (revaluation date). Net non-operating income amounted to NIS 0.04 million for the nine months ended September 30, 2015, a change of 1.5 million, compared to net non-operating income of NIS 1.5 million for the corresponding 2014 period. The reason for the decrease is similar to the one discussed above in the three-month comparison.

Net financial income amounted to NIS 0.7 million for the three months ended September 30, 2015, compared to net financial income of 1.2 million for the corresponding 2014 period. Net financial income amounted to 0.1 million for the nine months ended September 30, 2015, compared to net financial income of NIS 1.2 million for the corresponding 2014 period. Net financial income for the both periods includes banking fees offset by income from bank deposits. The decrease in financial income for the 2015 period however, primarily occurred as a result of the decrease on income from exchange rate differences, primarily relating to changes in the USD/NIS exchange rate, in the amounts of NIS 1.1 million for the nine months ended September 30, 2015, and NIS 0.6 million for the three months ended September 30, 2015.

The Company held NIS 51.4 million in cash and cash equivalents as of September 30, 2015.

Net cash used in operating activities was NIS 7.5 million for the three months ended September 30, 2015, compared to net cash used in operating activities of 4.4 million for the corresponding 2014 period. The NIS 3.1 million increase in net cash used in operating activities during the three-month period in 2015, compared to the three-month period in 2014, was primarily the result of an increase in loss of approximately NIS 2.6 million. Net cash used in operating activities was NIS 16.0 million for the nine months ended September 30, 2015, compared to net cash used in operating activities of 19.2 million for the corresponding 2014 period. The NIS 3.2 million decrease in net cash used in operating activities during the nine-month period in 2015, compared to the nine-month period in 2014, was primarily the result of a sales of financial assets at fair value through profit or loss of approximately NIS 8.2 million, increase in operating asset and liability items of approximately NIS 1.4 million and offset by an increase in operating loss of approximately NIS 5.7 million.

Net cash used in investing activities for the three months ended September 30, 2015, was NIS 0.1 million, compared to net cash generated from investing activities of NIS 8.6 million for the corresponding 2014 period. The changes in cash flows from investing activities relate primarily to exercise in short-term bank deposits in three month ended September 30, 2014, of approximately NIS 8.6 million. Net cash used in investing activities for the nine months ended September 30, 2015, was NIS 0.3 million, compared to net cash generated from investing activities of NIS 7.7 million for the corresponding 2014 period. The changes in cash flows from investing activities relate primarily to the exercise of short-term bank deposits in the nine month ended September 30, 2014, of approximately NIS 8.1 million.

As of the third quarter of 2015, the company decided that the chief operating decision maker (hereinafter – “CODM”) will no longer invest efforts in evaluating separately the performance of the Visual segment and the MUSE segment, but will evaluate the performance of all of the Group’s operations together. Accordingly, commencing with the third quarter, the CODM no longer reported separately on each of the said operations but reported on all of the Group’s operations together. Due to that fact, commencing as of July 1, 2015, the Group will have one reportable operating segment.